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                                                                    EXHIBIT 20.4

[LETTERHEAD OF RETRACTABLE TECHNOLOGIES, INC.]

July 23, 2002

Dear Shareholder:

I'm writing to alert you to the latest article---"Questioning $1 Million Fee in a Needle Deal"--- in The New York Times investigative series on hospital group purchasing organizations (GPOs). This article, which ran July 19 on page one of the business section, is especially significant because it documents apparently illegal payments totaling $1.1 million made by Becton Dickinson to Novation, the largest GPO. As you know, we have suspected for years that BD has paid bribes to the big GPOs to deny us access to the U. S. acute care hospital market, and this story strongly corroborates that view. In the article, assistant U. S. Attorney James Sheehan, who specializes in health care fraud, is quoted as saying that he had "serious questions" about the legality of these payments. [You can access the story at www.nytimes.com.]

As I did when The Times' "Medicine's Middlemen" series began this spring, I strongly urge you to express your concern about these abuses to your representatives in the house and senate and other key legislators, notably Senators Herbert Kohl (D-WI) and Mike DeWine (R-OH), Chairman and Ranking Member, respectively, of the Senate Committee on the Judiciary Antitrust Subcommittee, which has been investigating GPO activities. You might also consider writing a letter praising the series and expressing your outrage of the GPO's conduct to the Editor of The New York Times, 229 West 43rd St., New York, NY 10036-3959. Email: letters@nytimes.com. FAX: (212) 556-3622.

To quickly obtain the addresses, phone numbers, and email addresses of your legislators, simply go to www.congress.org and type in your zip code number. Please feel free to contact me with any questions, and many thanks for your continued loyalty and support.

Sincerely,

/s/ Thomas J. Shaw

Thomas J. Shaw
President & CEO